UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10 )

Oglebay Norton Co.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

677007106
(Cusip Number)

March 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule id filed:

{ X }     Rule 13d-1( b )
{   }     Rule 13d-1( c )
{   }     Rule 13d-1( d )

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).





(Continued on the following page(s))

CUSIP No.

677007106

13G


1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

KeyCorp
I.R.S. Employer Identification No. 34-1784820

2
Check the Appropriate Box if a Member of a Group*

(a)
Not Applicable

(b)

3
SEC Use Only

4
Citizenship or Place of Organization

State of Ohio

5
Sole Voting Power

420,873
Number of
Shares

6
Shared Voting

285,803
Beneficially
Power
Owned By
Each Reporting

7
Sole Dispositive

426,500
Person With
Power

8
Shared Dispositive Power

255,236

9
Aggregate Amount Beneficially Owned by Each Reporting Person

716,676

10
Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

Not Applicable

11
Percent of Class Represented by Amount in Row 9

14.41%

12
Type of Reporting Person*
HC

SEC 1745 (6-80)				*SEE INSTRUCTIONS BEFORE FILLING OUT




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934
(Amendment No. 10)

Item 1 (a).  Name of Issuer:

Oglebay Norton Co.

Item 1 (b).  Address of Issuer's principal executive offices:

1100 Superior Avenue, 21st Floor
Cleveland, OH 44144-2598

Item 2 (a).  Name of person filing:

KeyCorp

Item 2 (b).  Address of principal business office:

127 Public Square
Cleveland,  Ohio  44114-1306

Item 2 (c).  Place of organization:

State of Ohio

Item 2 (d).  Title of class of securities:

Common Stock

Item 2 (e).  CUSIP Number:

677007106

Item 3.         If this statement is filed pursuant to Rules 13d-1(b),  or
                     13d - 2 (b), indicate type of  person filing:

Person filing is a Parent Holding Company, in accordance with 240.13d - 1(b)(ii)(G)

Item 4.
Ownership:

(a)  Amount of beneficially owned:
716,676

(b)  Percent of class:
14.41%

(c)  Number of shares as to which such person has:
    (i)Sole power to vote or to direct the vote
420,873

   (ii)Shared power to vote or to direct the vote
285,803

  (iii)Sole power to dispose or to direct the disposition of
426,500

  (iv)Shared power to dispose or to direct the disposition of
255,236

Item 5.
Ownership of five percent or less of a class:

Not Applicable

Item 6.
Ownership of more than five percent on behalf of another person:

Other persons are known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of these securities. Those persons whose interest relates to more than five percent of the class are:

N/A

Item 7.
Identification and classification of the subsidiaries which acquired the security being reported on by the parent holding company:

Identification: KeyBank National Association

Classification:    (B) Banks as defined by Section 3 (A) (6) of the act.

Identification:    Victory Capital Management and Victory Spears, Benzak,
Salomon and Farrell

Classification:    Registered investment advisor

Item 8.
Identification and classification of members of the group:

Not Applicable

Item 9.
Notice of dissolution of group:

Not Applicable

Item 10.  Certification

The undersigned expressly declares that the filing of the Schedule 13G shall not be construed as an admission that the undersigned is, for purposes of
Section 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   April 10, 2002



KeyBank National Association

By:


/s/ Diane L. Wozniak

Diane L. Wozniak
Assistant Vice President